UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Electro-Sensors, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
285233 10 3
(CUSIP Number)
Nancy P. Peterson 805 Main Street Hopkins, MN 55343 612-865-0154
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 11, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233 10 3

1		names of reporting persons
Nancy P. Peterson
2	check the appropriate box if a member of a group (see instructions)	(a) [ ] (b) [ ]

3		sec use only

4		source of funds (see instructions)
N/A
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6		citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
1,266,551
	8	shared voting power
0
	9	sole dispositive power
1,266,551
	10	shared dispositive power
0
11		aggregate amount beneficially owned by each reporting person
1,266,551*
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	[ ]

13		percent of class represented by amount in row (11)
37.3% (1)
14		type of reporting person (see instructions)
IN

*Includes 11,400 shares held in an IRA plan.

(1) The percentage is based upon 3,391,912 shares of common stock outstanding as of November 8, 2012, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 9, 2012.

Page 2 of 5 Pages

Explanatory Note:

This Schedule 13D is being filed as a result of Peter R. Peterson’s death on January 11, 2011. In the Issuer’s proxy statement filed March 9, 2010, Peter R. Peterson was listed as owning 1,266,551 shares of common stock, which included 5,850 shares held by his spouse, Nancy P. Peterson, and 11,400 shares held in his IRA plan. Other than the 5,850 shares previously held by Nancy P. Peterson, the shares subject to this filing were acquired by operation of law upon the death of her husband, Peter R. Peterson.

Item 1.	Security and Issuer.

This filing relates to the Common Stock of Electro-Sensors, Inc. (the “Issuer”), 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.	Identity and Background.

	(a)	The person filing this Schedule is Nancy P. Peterson (the “Reporting Person”).

	(b)	Residence or business address: 805 Main Street, Hopkins, MN 55343.

	(c)	Principal occupation: The Reporting Person is retired and is not employed.

	(d)	Criminal proceedings. None

	(e)	The Reporting Person has not been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed as a result of Peter R. Peterson’s death. The securities were acquired by Nancy P. Peterson by operation of law upon the death of Mr. Peterson. Therefore, this item is not applicable.

Page 3 of 5 Pages

Item 4.	Purpose of Transaction.

The securities were acquired by Nancy P. Peterson by operation of law upon the death of her husband, Peter R. Peterson.

The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired by her, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Person may decide in the future to sell all or part of his investment in the Company’s Common Stock.

Item 5.	Interest in Securities of the Issuer.

	(a)	The response of Nancy P. Peterson with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

	(b)	1,266,551 shares.

	(c)	From sixty days prior to January 11, 2011 until the date of filing hereof, the following transactions occurred: None

	(d)	Not applicable

	(e)	Not applicable

Page 4 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 13, 2013

/s/ Nancy P. Peterson
Nancy P. Peterson

5328263

Page 5 of 5 Pages